SNIPP INTERACTIVE INC.

CORRECTION FROM SOURCE

SNIPP APPOINTS RAHOUL ROY AS CHIEF LEGAL OFFICER & EVP, CORPORATE

DEVELOPMENT

Summary of addendum

Snipp also announces a grant of 400,000 stock options awarded to its newly appointed officer. The options will vest one-third in six months and then in additional one-third increments every six months thereafter until they are fully-vested. The options have an exercise price of C$0.46 per common share and expire after five years.

Mr. Roy's appointment as an officer is subject to TSX Venture Exchange approval.

October 19th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MARYLAND - Snipp Interactive Inc. (TSX VENTURE: SPN) ("Snipp"), an international provider of marketing promotions, rebates, rewards and loyalty solutions listed on the TSX Venture Exchange, is pleased to announce that it has appointed Mr. Rahoul Roy as Chief Legal Officer and Executive Vice President, Corporate Development.

“As Snipp’s external legal counsel for the last several years and erstwhile member of the founding team, Rahoul’s deep knowledge of Snipp and his years of experience supporting our growth and operations make him an ideal choice for this role,” said Atul Sabhwarwal, CEO of Snipp Interactive. “Rahoul brings significant corporate legal and corporate strategy experience to Snipp’s leadership team. In particular, Rahoul has an excellent track record on providing legal guidance on cross-border M&A transactions, which is particularly relevant since we view M&A as a core part of our strategy. We’re excited to have him back in the fold on a formal and full-time basis, and look forward to developing the necessary in-house skill set that will allow us to rapidly build out our acquisition platform.”

Rahoul has over 15 years of experience practicing law in both the United States and India, and, prior to joining Snipp, was running his own corporate law practice in New York with an international clientele ranging from serial entrepreneurs to multinational corporations. Being dually qualified in both jurisdictions, he advised and assisted clients on various commercial transactions, including venture capital and private equity investments; mergers and acquisitions; the licensing, developing and procuring of technology and content; joint ventures and other strategic alliances; and domestic and international outsourcing arrangements. Before setting up his own practice, Rahoul was a Special Counsel to Brown Rudnick LLP, where he chaired the firm’s India Practice, and a Partner of Poovayya & Co., an Indian law firm.

Rahoul obtained his BA. LLB., (Hons) from the National Law School of India, and his LL.M., with Distinction, from the Georgetown University Law Center where he was also on the Dean’s List and an International Institute of Economic Law Fellow.

As Chief Legal Officer and EVP, Corporate Development, Rahoul will lead corporate strategic and tactical legal initiatives, advise senior management on M&A strategies and their implementation, and manage the legal function of in-house and outside counsel.

Snipp also announces a grant of 400,000 stock options awarded to its newly appointed officer. The options will vest one-third in six months and then in additional one-third increments every six months thereafter until they are fully-vested. The options have an exercise price of C$0.46 per common share and expire after five years.

Mr. Roy's appointment as an officer is subject to TSX Venture Exchange approval.

Visit the Snipp website at www.snipp.com for examples of Snipp programs.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labour relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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